Contact

www.linkedin.com/in/
martinsimonetti (LinkedIn)

Top Skills

Biotechnology
Pharmaceuticals
Drug Discovery

Martin Simonetti

Chief Executive Officer
Camarillo, California, United States

Summary

I am a seasoned C-level executive (CEO, CFO) with extensive experience managing growth in organizations ranging from private pre-commercial ventures to world-class Fortune 500 companies. I have successfully led financing initiatives through both private and public capital markets, including ventures, IPOs, and secondary offerings. My track record includes executing large-scale pharmaceutical collaborations and serving on the boards of both public and private companies.

I bring a wealth of expertise as a Qualified Audit Committee Director, meeting SEC requirements for a "financial expert." My professional journey includes leadership roles such as President and Chief Executive Officer at VLST from 2005 to 2013, and Chief Financial Officer, Senior Vice President of Finance, and Treasurer at Dendreon Corporation from 1999 to 2005. My tenure at Amgen Inc. saw me serving as Vice President of Operations and Finance for Amgen BioPharma and Director of Colorado Operations from 1991 to 1998. Earlier in my career, I worked at Genentech, Inc. as a scientist in the Medicinal and Analytical Chemistry Department and later as a financial analyst and group controller.

Board memberships have included Alexandria Real Estate Equities (NYSE: ARE) and Icagen, Inc., a Nasdaq company, where I contributed until its acquisition by Pfizer in 2011. Currently, I serve on the board of directors for Curtana Pharmaceuticals and Eisana Health. I hold an M.S. from the University of California, Davis, and an M.B.A. from the University of Santa Clara.

Experience

PBS Biotech
Chief Executive Officer
October 2025 - Present (6 months)

Spearheading corporate strategy and operational execution to scale PBS Biotech's proprietary Vertical-Wheel bioreactor technology across cell therapy markets. Driving commercial growth through strategic partnerships and product innovation. Leading cross-functional teams to align R&D, engineering, and business development with evolving customer needs in regenerative medicine and iPSC workflows. Overseeing capital allocation, and investor engagement to support sustainable growth and long-term value creation. Championing a culture of accountability, innovation, and customer-centricity across all levels of the organization. Representing PBS Biotech in industry forums, board meetings, and stakeholder engagements to reinforce thought leadership and market positioning.

Curtana Pharmaceuticals

Board Of Directors

August 2015 - Present (10 years 8 months)

Austin, Texas Area

Curtana Pharmaceuticals, founded in 2013, is a privately held, preclinical-stage biopharmaceutical company headquartered in Austin, Texas. In August 2014, the company was awarded a $7.6 million grant from the Cancer Prevention and Research Institute of Texas. Curtana focuses on the development of novel first-in-class, small molecule therapeutics targeting cancer stem cells in the central nervous system for the treatment of glioblastoma and other cancers. Curtana's OLIG2 inhibitors will be the only adjuvant treatment for nearly all gliomas, including high-grade glioblastomas, which specifically targets the cancer stem cells and is a potent radiosensitizer.

MASx2 Partners LLC

Managing Partner

March 2014 - Present (12 years 1 month)

I provide a combination of business development and financial strategy, as well as general management support to emerging, mid-size and large biotechnology companies. I am available to sit on boards based on prior experience on both Nasdaq and NYSE listed companies. I am a qualified financial expert and can serve on audit, N&G and compensation committees. My background includes taking a company public, raising over $500M privately and publicly, successful M&A transactions and completing multiple large pharma collaboration deals.

Lanier Biotherapeutics

Board of Directors

July 2021 - June 2023 (2 years)
Bogart, Georgia, United States

Lanier discovers and develops antibody treatments to restore and improve better health: seeing, breathing, and believing.

Retinal
Biobetter multifunctional anti-VEGF antibodies.

Type 2 Inflammation
Moderate-to-severe conditions, like asthma, atopic dermatitis, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis and food allergies, with limited response to corticosteroid treatment.

Immuno-Oncology
Proprietary antibody offerings.
MT-6402 in the clinic with Molecular Templates.

Abeome Corporation

Board of Directors

April 2018 - June 2023 (5 years 3 months)
Athens, Georgia, United States

Abeome's DiSH technology is the key to driving unprecedented efficiencies in screening for new targets. Using DiSH, desired monoclonals can be identified using fluorescent-labeled antigens to bind surface-expressed antibodies, making isolation and cloning desired cells significantly easier.

Abeome is actively looking for partners interested in leveraging the company's DiSH technology to enable accelerated pre-clinical identification and screening of monoclonal antibody targets. Our strategy encompasses licensing the platform technology to leading pharmaceutical/biotech companies, offering fee-for-service antibody generation, and co-developing our own mAbs for key therapeutic and diagnostic applications.

Non-exclusive licenses are available for unlimited access and commercialization of the technology, or by specific fields of interest (i.e., research use only, diagnostics, animal health).

EpiThany

Board of Directors

January 2015 - March 2021 (6 years 3 months)
Seattle, WA

EpiThany, Inc.TM was founded in 2014 in Seattle to consolidate the discovery technology and clinical stage assets of the Tumor Vaccine Group (TVG) and the pioneering work of Dr. Nora Disis. Since identifying the HER-2 tumor antigen in breast cancer in the early 1990's, Dr. Disis and the TVG have taken their laboratory discoveries into early clinical development. The products under development are multi-epitope DNA vaccines that target multiple antigens overexpressed in cancer for the treatment and prevention of solid tumors. These vaccines are engineered to selectively stimulate inflammatory (Th1) immunity to tumor antigens, without producing the tolerogenic (Th2) immune response that typically arises from self-antigens.

The current portfolio of patents licensed from the University of Washington includes two clinical-stage programs, one clinic- ready program in addition to a library of well characterized antigens and epitopes geared toward generating Th1 specific immunity against a variety of human cancers while avoiding stimulating a competitive Th2 response. Delivery of these therapeutics via a straightforward plasmid DNA vector makes them simple to manufacture, store, transport, and administer. Clinical trials have shown them to be well-tolerated with desirable immunogenicity characteristics.

VLST Corp
15 years 2 months

Board of Directors
November 2005 - December 2020 (15 years 2 months)

President & CEO
November 2005 - April 2013 (7 years 6 months)

Nexgenia
Chairman Board of Directors
October 2014 - June 2019 (4 years 9 months)

Greater Seattle Area

Nexgenia develops and manufactures proprietary polymers and polymer-containing magnetic nanoparticles. These unique polymers change state – from soluble single molecules to large macromolecular aggregates – in response to very modest changes of temperature, pH, or salt in their environment. When these polymers are attached to other chemicals / biologicals, they confer the same environmentally-responsive characteristics. Thus the resulting combinations can be small when it is advantageous to be small and large when that facilitates separation and analysis. This property

enables the development of faster, more complete molecular / cellular separations and faster, more sensitive immunoassays.

The emerging field of personalized immunotherapies, such as CAR T-cell therapies, rely heavily on the ability to separate cells from a patient sample quickly and efficiently. Nexgenia's polymer-bearing nanoparticles enable antibodies to be utilized at much higher concentrations and to bind with targets much faster. Following target binding, the nanoparticles can be converted within seconds to large size for faster more complete separations leading to faster and more sensitive assays.

Life Science Washington
8 years

Chair Of The Board Of Directors
January 2017 - December 2017 (1 year)
Greater Seattle Area

Executive Committee - Board of Directors
January 2010 - December 2016 (7 years)

Prismic Pharmaceuticals, Inc.
Member Board of Directors
July 2015 - December 2016 (1 year 6 months)
Scottsdale, AZ

Prismic Pharmaceuticals, Inc. is a privately held specialty pharmaceutical company developing highly differentiated proprietary products in two distinct FDA categories, Prescription Drugs and Prescription Medical Foods,
based on its two lead pharmaceutically active ingredients, ultra-micronized palmitoylethanolamide, and ultra-pure, high EPA, Omega-3. The company is developing products to address three key therapeutic areas with very large patient populations, and where there are clear and significant unmet clinical needs, namely, chronic kidney disease, depression, and severe chronic pain.

Alexandria Real Estate Equities, Inc.
Board of Directors
December 2005 - May 2013 (7 years 6 months)
Pasadena, CA

Icagen
Board of Directors
June 2005 - October 2011 (6 years 5 months)

North Carolina

Dendreon
CFO, SVP Finance & Treasurer
December 1998 - July 2005 (6 years 8 months)

Amgen
VP Finance & Ops
August 1991 - April 1998 (6 years 9 months)
Thousand Oaks, CA

Genentech
Group Controller
December 1983 - August 1991 (7 years 9 months)
South San Francisco, CA

Peninsula Laboratories
Research Associate
October 1980 - December 1983 (3 years 3 months)
San Carlos, CA

Education

University of California, Davis
M.S., Nutritional Sciences · (1979 - 1980)

MBA, Finance · (1985 - 1987)

B.S., Nutritional Sciences · (1977 - 1979)

College of San Mateo
Associate of Science (A.S.) · (1975 - 1977)